

Mail Stop 3010

March 26, 2010

Mr. Rex Jay Horwitz
Chief Executive Officer
Acquisition Capital Group, Inc.
34 Florence Street
Worcester, MA 01060

> **Re:** **Acquisition Capital Group, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 1, 2010**
> **File No. 333-165134**

Dear Mr. Horwitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please significantly revise your registration statement to include the disclosure required by each item of Form S-11. For example, the company should include the following item requirements of Form S-11:

    - Item 12. Policy with Respect to Certain Activities;

    - Item 13. Investment Policies of Registrant;

- Item 24. Selection, Management and Custody of Registrant's Investments;

- Item 26. Limitations of Liability; and

- Item 32. Sales to Special Parties.

Cover Page of the Prospectus

2.   Please revise to ensure that the disclosure here will be limited to one page. Please refer to Item 501(b) of Regulation S-K.

3.   Please disclose the net proceeds you will receive in accordance with Item 501(b)(3) of Regulation S-K. For example, please include a footnote that discusses the offering expenses.

4.   Please provide a cross-reference to your risk factors section in prominent type or some other manner. Refer to Item 501(a)(5) of Regulation S-K.

5.   Please discuss whether the company must sell a minimum number of securities offered before any are sold. See Item 501(b)(8) of Regulation S-K.

6.   Please revise the prospectus cover page to include only the information required by Item 501(b) of Regulation S-K. For example only, please revise to omit information regarding the company's current conflicts of interest, which appears inconsistent with later disclosure regarding roles of certain members of your management team.

Table of Contents

7.   Please revise your table of contents so that the listed page numbers correspond accurately with the referenced disclosure subheadings.

Prospectus Summary, page 1

8.   We note that the company was organized in November 2009. Please disclose the names of the promoters of the company as required by Item 404(c) of Regulation S-K. See also Rule 405 of Regulation C.

9.   We note your use of the term, "cash flow positive" to describe the types of real property assets you intend to acquire. Please revise to explain here and in more detail elsewhere in your prospectus what you mean by "cash flow positive" and also revise your disclosure to more fully describe any investment guidelines or criteria utilized by management to identify and assess such properties. Please also

       briefly describe the additional risk that the company many face resulting from your strategy, if any.

10.   Please briefly discuss here and in more detail elsewhere in the prospectus, the geographical region in which the company's properties will be located.   See Item 14(a) of Form S-11.

11.   Please explain how you will purchase commercial property that is primarily "multi family." Also revise accordingly similar disclosure in the business section.

12.   Please include a summary financial table.

<u>Risk Factors, page 2</u>

<u>General</u>

13.   Please note that Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk." Some of the current risk factor subcaptions do not adequately describe the risk to your business. For example only, please refer to the risk factor "Real estate investments are illiquid" on page 7 that does not provide enough detail of the risk to the company's business and the first risk factor on page 2 that should be more concise.   Please review and revise each risk factor, as applicable, to provide specific disclosure of how you, your business, financial condition and results of operation would be affected.

14.   Please revise your risk factor subheadings to accurately describe the risks discussed in the related risk factor narratives. For example, we note the risk factor at the top of page 4 under the subheading "We depend highly on our current management …." In this risk factor, the narrative explains how officers have other business interests and will only devote 50% of their time to the business; however, the risk factor subheading relates to the risk of management's limited experience in running a public company and the lack of employment agreements. Please revise accordingly.

15.   Please remove repetitive risk factors. For example, we note that the company discusses management' limited experience in running a public company in separate risk factors on pages 3 and 4. Please revise to remove duplicative disclosure.

16.   Each risk factor should contain a single, discreet risk. We note that several of your risk factors present multiple risks. For example, see the risk factor "If we invest in joint ventures…" Please review and revise.

<u>Our management has limited experience in running a public company, page 3</u>

17.   Please revise to remove the second sentence of this risk factor, which mitigates the risk you are describing. Such mitigating language is not appropriate for the risk factors disclosure.

<u>Economic conditions may adversely affect our income, page 7</u>

18.   We note that you discuss current market conditions and the resulting impact such conditions have on your proposed business. Considering that you currently have no property holdings, please revise the risk factor narratives under this subheading and elsewhere in this section to more accurately capture your specific risks. Please refer to Item 503(c) of Regulation S-K.

<u>We may not make a profit if we sell a property, page 8</u>

19.   We note disclosure in the Business section indicating your intention to invest in "flip" properties. Please expand on the particular resale risks associated with these types of investments.

<u>We may suffer losses that are not covered by insurance…., page 12</u>

20.   This risk factor addresses a risk that affects companies across industries and appears broad and generic. Please revise to clarify how this risk is specific to you.

<u>Special Note Regarding Forward-Looking Statements, page 21</u>

21.   Please revise to limit references to section which are not included in your prospectus, such as "Plan of Operations."

<u>Use of Proceeds, page 15</u>

22.   Please reconcile your offering expenses in the use of proceeds table with the expenses described in Part II of the registration statement.

23.   Please discuss in greater detail the line item "Down Payment for Properties." Please describe here or in more detail in the business or investment policy section, the types of properties you plan to acquire and how many. In light of your disclosure that no specific properties or joint venture investments have been identified, please explain how you came up with the disclosed amounts.

24. Please include a general description of the properties that the registrant intends to purchase, if less than the maximum is raised. See Instruction 1 to Item 504 of Regulation S-K.

25. Please discuss how long you expect it to take to invest offering proceeds in a portfolio of properties and real estate-related assets.

26. Please revise to clarify how you will determine the "value-added" nature of the commercial properties you intend to acquire. Please also explain by you mean by properties with "a capitalization rate of no less than 8% and debt service ratio of 1.30" in "plain English."

Dilution, page 16

27. Please explain to us how you calculated the net tangible book value per share after giving effect to the offering. The amounts disclosed in your dilution tables appear to be inconsistent with the Net Proceeds from Offering disclosed on page 15 combined with your historical net tangible book value.

Plan of Distribution and Terms of the Offering, page 18

28. Please discuss whether the funds raised in the offering will be available to the company for use immediately after the sale of the securities.

29. Please discuss the methods by which the officers and directors will solicit investors.

Director, Executive Officers, Promoters and Control Persons

Duties, Responsibilities and Experience, page 20

30. In accordance with Item 401(e) of Regulation S-K, please describe in more detail business experience for each of your identified executives during the last five years. In such disclosure, identify the specific time periods he has served in each of the positions described.

31. With respect to your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance.

Interest of Named Experts and Counsel, page 23

32.   Please tell us whether your obligation to issue shares to Jillian Ivey Sidoti is contingent upon her providing a legality opinion. If so, please disclose the contingent nature of this arrangement. Refer to Item 509 of Regulation S-K.

Description of Business, page 23

33.   Please describe your investment policies currently in place. Please include in your disclosure any policies regarding leverage and whether the company may purchase properties from affiliates.

34.   You disclose in the Risk Factors section and elsewhere in your filing that Ms. Graveline and Ms. McCarthy have broad discretion in further developing your business plan and otherwise implement policies regarding the evaluation and selection of investment properties. Please describe in this section how and when you will disclose such policies to your investors.

35.   As currently drafted, the description of your business is vague and unclear as to the nature and extent of your current and future operations. Please revise to discuss what services you currently provide and to whom you provide them. In addition, please discuss your planned real estate services and investments.

36.   Please revise your disclosure to discuss in great detail the "special situation" joint ventures the company plans to pursue. Please also provide a more detailed description of the certain commercial properties that you plan to acquire.

37.   Please revise to briefly explain the concept of "capitalization rates" and clarify what you mean by "capitalization upon stabilization." Explain how you will ensure that the properties you acquire will meet these criteria.

Conflicts of Interest, page 24

38.   Please tell us why you do not believe the conflicts disclosed in this section will have a negative impact on any decisions made by management, considering that many of the conflicts disclosed in this section relate to your management's external involvement in the business of investing/disposing of real property.

39.   Please outline briefly any provisions of the governing instruments that limit transactions between the company and any director, officer, security holder or affiliate of the company. See Item 25 of Form S-11.

Employees, page 25

40.   You disclose that your officers have provided the working capital to cover your initial expenses. Please tell us whether you have entered into any formal loan agreements or other arrangements pursuant to which you received such funds.

Officers' Prior Relevant Experience, page 26

41.   For each of the properties listed in this section, pleas identify your specific officers involved in the ventures and describe their involvement. Please also revise your disclosure to clarify that the information presented is not a guarantee or prediction of the size or composition of the properties that you may acquire in the future. In light of the aggregate offering amount you are attempting to raise relative to the respective purchase prices of the properties discussed here, please tell us why you believe your disclosure in this section presents relevant measures of comparison to investments in your business. If you elect to retain these disclosures, please balance your narrative disclosure with a discussion of any adverse business developments or conditions. We may have further comment.

42.   Please revise to provide a quantifiable measure to substantiate your assertion of property performances "running smoothly." Please also explain terms used in this section, such as "C property", "C area," "B property," "B Area" and "potential upside."

Management's Discussion and Analysis of Financial Condition

Liquidity and Capital Resources, page 26

43.   We note your disclosure that you may also seek to finance the purchase of properties with "banking financing." Please describe any preliminary agreements you have entered into to receive financing from banks.

Part II. Information Not Required In Prospectus

Item 26. Recent Sales of Unregistered Securities., page 35

44.   We note your disclosure under the above-referenced subheadings that you relied upon the exemption from registration in Section 4(2) of the Securities Act of 1933 for the transactions described hereunder. Please expand your disclosure to state briefly all facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Item 28. Undertakings, page 36

45.   It appears that paragraphs (4) and (6) are repetitive. Please revise to remove
         duplicative disclosure or advise.

Signatures

46.   Please revise your signature page to include the signatures of your principal
         accounting officer or controller.

Exhibit 3.1

47.   We note that you have filed this exhibit as a series of separate jpeg images.
         Please note that while it is appropriate to file electronic documents with images in
         them, it is not appropriate to file an entire document as an image. Refer to Rule
         102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer
         Manual. Please re-file the applicable exhibits in one of the correct document
         formats.

Exhibit 5.1

48.   Please file a revised opinion that includes counsel's consent to filing the opinion
         as an exhibit to the registration statement or include a separate consent as an
         exhibit.

49.   Please have counsel confirm to us in writing that he concurs with our
         understanding that the reference and limitation to the "corporate laws of the State
         of Delaware" includes the statutory provisions and all applicable provisions of the
         Delaware Constitution and reported judicial decisions interpreting these laws.

50.   Please file a revised opinion that includes counsel's signature.

                                          ******

         As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require

for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Jillian Ivey Sidoti, Esq.
        Law Offices of Jillian Sidoti *(via facsimile)*